UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41401

Prenetics Global Limited

Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

DISCLOSURE OF RESULTS OF OPERATIONS

Prenetics Global Limited (the "Company") hereby furnishes the press release, dated August 18, 2026, announcing its unaudited financial results for the second quarter ended June 30, 2026, which is attached as Exhibit 99.1 to this Report on Form 6-K (this "Report").

On August 18, 2026, the Company issued a shareholder letter (the “Letter”) and investor presentation (the "Presentation") regarding its unaudited financial results for the second quarter ended June 30, 2026. A copy of each of the Letter and Presentation is attached hereto as Exhibit 99.2 and 99.3, respectively.

The information contained in this Report, including Exhibits 99.1, 99.2 and 99.3 furnished herewith, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing or in this report.

INCORPORATION BY REFERENCE

This Report, along with Exhibits 99.1, 99.2 and 99.3, is incorporated by reference into the registration statement on Form F-1 (File No. 333-294765), registration statements on Form F-3 (File Nos. 333-265284, 333-276538 and 333-288824), and registration statements on Form S-8 (File Nos. 333-287017, 333-279019, 333-271552 and 333-267956) of Prenetics Global Limited (including any prospectuses forming a part of such registration statements), including all amendments thereto, filed with the U.S. Securities and Exchange Commission (the "SEC"), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated August 18, 2026
99.2	Shareholder Letter, dated August 18, 2026
99.3	Investor Presentation, dated August 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Danny Sheng Wu Yeung
	Name:	Danny Sheng Wu Yeung
	Title:	Chief Executive Officer

Date: August 18, 2026